FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Barning, David L.	2. Issuer Name and Tickler or Trading Symbol Old National Bancorp ONB						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)

(Last) (First) (Middle) 17 Oak Meadow	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year January 27, 2003			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month//Day/Year)			X	Form filed by One Reporting Person
(Street) Evansville, IN 47711								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common stock	01/27/03		J	V	5,363.465	A		112,632.765	D
Common stock	01/27/03		J	V	910.428	A		19,118.978	I1
Common stock	01/27/03		J	V	55.212	A		1096.461	D2
Common stock	01/27/03		J	V	39.548	A		830.505	D3
Common stock	01/27/03		J	V	26.608	A		558.766	I4
Common stock	01/27/03		J	V	18.756	A		393.880	I5
Common stock	01/27/03		J	V	62.250	A		1307.249	I6
Common stock	01/27/03		J	V	53.750	A		888.750	I7
J Shrs recd pursuant to stock dividend on ONB common stock with a record date of 1/6/2003
D David L Barning co ONB Trust Dept
I1 Betty J Barning spouse
D2 David N Kappler and David L Barning JT
D3 Kerri R Kappler and David L Barning JT
I4 David L Barning CF Lauren E Wright
I5 David L Barning CF Claire B Wright
I6 Betty J Barning spouse I7 Betty Barning spouse broker held
FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Date/ Year)	3A. Deemed Execution Date, if any (Month/ Date/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last Update: 09/05/2002